September 12, 2024

Pui Lung Ho
Chief Executive Officer
Wang & Lee Group, Inc.
5-6/F Wing Tai Factory Building
3 Tai Yip Street
Kwun Tong,
Kowloon, Hong Kong

       Re: Wang & Lee Group, Inc.
           Registration Statement on Form F-3
           Filed August 30, 2024
           File No. 333-281859
Dear Pui Lung Ho:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Description of Debt Securities, page 14

1. Please revise your registration statement to include a description of the securities to be offered under the indenture. You may refer to Trust Indenture Act C&DI
201.04 for
       guidance.
Exhibits

2. Prior to effectiveness, please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement and all other instruments defining the rights of the holders of the securities you are registering. Refer to Item 601(b)(4) of
       Regulation S-K and Trust Indenture Act C&DI 201.02.
 September 12, 2024
Page 2

General

3. Please file as an exhibit a statement of eligibility of the trustee for the indenture on Form
       T-1. You may refer to Item 601(b)(2) of Regulation S-K for guidance. Alternatively, if you wish to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate a trustee on a delayed basis, please provide the undertaking required by
Item 512(j) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael Tsang, Esq.